Exhibit 99.5

MR SAM SAMPLE FLAT 123

123 SAMPLE STREET THE

SAMPLE HILL SAMPLE ESTATE

SAMPLEVILLE VIC 3030

9 July 2019

Not for release to U.S. wire services or distribution in the United States

Dear Shareholder

Immutep Limited Entitlement Offer - Notification to ineligible shareholders

Immutep Limited ACN 009 237 889 (Immutep or Company) (ASX: IMM) has announced a 1 for 11.8 pro rata non-renounceable entitlement offer of fully paid ordinary shares (New Shares) to raise approximately A$6 million (Entitlement Offer).

The Entitlement Offer is being made by the Company in accordance with section 708AA of the Corporations Act 2001 (Cth) (Corporations Act) (as modified by ASIC Corporations (Non-Traditional Rights Issues) Instrument 2016/84), meaning that no prospectus needs to be prepared.

This notice is to inform you about the Entitlement Offer and to explain why you will not be able to subscribe for New Shares under the Entitlement Offer. This letter is not an offer to issue New Shares to you, nor an invitation for you to apply for New Shares. You are not required to do anything in response to this letter but there may be financial implications for you as a result of the Entitlement Offer that you should be aware of.

DETAILS OF THE ENTITLEMENT OFFER

The Entitlement Offer is being made to Eligible Shareholders (as defined below), on the basis of 1 New Share for every 11.8 existing fully paid ordinary share (Share) held in Immutep as at 7.00pm (Sydney, Australia time) on 12 July 2019 (Record Date).

Documents relating to the Entitlement Offer were lodged with the ASX on 9 July 2019 and are being mailed to Eligible Shareholders.

Eligibility Criteria

Eligible Shareholders are those persons who:

•	are registered as a holder of Shares in Immutep as at the Record Date, being 7.00pm (Sydney, Australia time) on 12 July 2019;

•

have a registered address on the Company’s share register in Australia or New Zealand as described in the offer booklet prepared by the Company in connection with the Entitlement Offer (a copy of which was released to ASX on 9 July 2019) (Offer Booklet);

•	are not in the United States, are not US persons (as defined in Rule 902(k) of the US Securities Act of 1933) and are not acting for the account or benefit of US persons; and

•

are eligible under all applicable laws to receive an offer under the Entitlement Offer without a prospectus, disclosure document, product disclosure statement or any lodgment, filing, registration or qualification.

Shareholders who are not Eligible Shareholders are ineligible shareholders and are consequently unable to participate in the Entitlement Offer.

The restrictions upon eligibility to participate in the Entitlement Offer arise because of the legal and regulatory requirements in countries other than Australia or New Zealand and the potential costs to Immutep of complying with these legal and regulatory requirements compared with the relatively small number of shareholders in those countries, the relatively small number of existing Shares in Immutep they hold and the relatively low value of New Shares to which those shareholders would otherwise be entitled. Immutep has determined, pursuant to Listing Rule 7.7.1(a) of the ASX Listing Rules, that it would be unreasonable to make or extend offers to Immutep shareholders in certain countries under the Entitlement Offer.

Unfortunately, according to our records, you do not satisfy the eligibility criteria for an Eligible Shareholder stated above. Accordingly, in compliance with ASX Listing Rule 7.7.1(b), 7.7.1(a) we wish to advise you that Immutep will not be extending the Entitlement Offer to you and you will not be able to subscribe for New Shares under the Entitlement Offer. You will not be sent the documents relating to the Entitlement Offer and you will not receive any New Shares to which you would otherwise have been entitled.

Non-renounceable Offer

As the Entitlement Offer is non-renounceable, entitlements in respect of the New Shares you would have been entitled to if you were an Eligible Shareholder will lapse and you will not receive any payment or value for your entitlements in respect of any New Shares that would have been offered to you if you had been eligible to participate in the Entitlement Offer. New Shares equivalent to the number of New Shares you would have been entitled to if you were an Eligible Shareholder may be allocated to other Eligible Shareholders who subscribe for New Shares in excess of their entitlement under the Entitlement Offer.

You are not required to do anything in response to this letter.

For further information on the Entitlement Offer or if you believe that you are an Eligible Shareholder, you can call Immutep’s Share Registrar offer information line on 1300 737 760 (within Australia) or +61 2 9290 9600 (outside Australia) from 8:30am to 5:30pm (Sydney, Australia time) Monday to Friday during the Entitlement Offer offer period. If you have any further questions, you should contact your stockbroker, accountant or other professional adviser.

On behalf of the Board of Immutep, I thank you for your continued support.

Yours faithfully

Dr Russell J Howard

Chairman

This letter is not a prospectus or offering document under Australian law or under any other law. No action has been or will be taken to register, qualify or otherwise permit a public offering of the New Shares in any jurisdiction outside Australia. This letter is for information purposes only and does not constitute or form part of an offer, invitation, solicitation, advice or recommendation with respect to the issue, purchase or sale of any New Shares in Immutep. This notice does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States. The New Shares have not been and will not be registered under the US Securities Act of 1933 (the US Securities Act) or the securities laws of any state or other jurisdiction of the United States. Accordingly, the entitlements may not be taken up by, and the New Shares may not be offered or sold in the United States, to any US person or to any person acting for the account or benefit of a US person unless they are registered under the Securities Act or unless they are offered or sold pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable U.S. state securities laws. The New Shares to be offered and sold in the Entitlement Offer may only be offered and sold outside the United States in “offshore transactions” (as defined in Regulation S under the US Securities Act) to non-US persons in reliance on Regulation S under the US Securities Act. The provision of this document is not, and should not be considered as, financial product advice. The information in this document is general information only, and does not take into account your individual objectives, taxation position, financial situation or needs. If you are unsure of your position, please contact your accountant, tax advisor, stockbroker or other professional advisor.